UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SIGNING A US$471.2 MLN FACILITY TO FINANCE CONSTRUCTION OF THE
UNIVERSAL ROLLING MILL AT ITS CHELYABINSK METALLURGICAL PLANT SUBSIDIARY
Moscow, Russia – September 20, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces it has signed a loan agreement to finance a universal rolling mill installation project at its Chelyabinsk
Metallurgical Plant OAO (CMP OAO) subsidiary.
The new $471.2 million* Senior Term Loan facility, entirely fronted by BNP
Paribas S.A.,  consists of three tranches underwritten by BNP Paribas S.A., GPB
(OJSC) and UniCredit Corporate Banking S.p.A.  GPB (OJSC)’s tranche is $219.4 million, BNP Paribas S.A.’s tranche is €102.8 million, UniCredit Corporate
Banking S.p.A.’s tranche is €89.2 million. The disbursement period under all three tranches is 30 months starting from the date of signing of the credit facility agreement. The repayment will be done by equal semi-annual installments starting at the end of the disbursement period spreading over 6 years for the first tranche and 7.5 years for the second and the third tranches. The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies – respectively Sace, Euler Hermes and Sinosure.
The purpose of the facility is to finance payments under two contracts: the equipment and technology supply contract signed with Danieli & C. Officine
Meccaniche S.p.A. and the general construction contract with MinMetals
Engineering Co., Ltd.
Stanislav Ploshchenko, Mechel’s Chief Financial Officer commented: “Only a week after the successful refinancing of the 2 billion dollars of foreign debt we signed another landmark loan agreement, which secures financing for our biggest investment project in the steel division, ensuring its timely execution. This agreement is unique not only in its long tenor but also in the number and quality of its participants representing both foreign and Russian banks as well as 3 national export credit agencies. This marks the level of confidence in our
Group and the investment projects we are carrying out. The universal rolling mill is a strategic project for our Group and for the infrastructure development in Russia. When it is installed it will primarily manufacture high quality railroad rails up to 100 meters in length using state-of-the-art rolling technology. This product along with high quality structural shapes will dramatically improve the efficiency at CMP and of the entire steel division of our Group.”
__________________________
* A part of credit facilities is arranged in Euro. The total sum in US dollars is calculated in accordance with the cross-rate of CB RF as of September 20,
2010 (€1=$1.311).
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 20, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO